SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

YPF Sociedad Anónima

TABLE OF CONTENT

ITEM 1	Translation of letter to the Argentine Securities Commission dated September 23, 2025

City of Buenos Aires, September 23, 2025.

COMISIÓN NACIONAL DE VALORES (“CNV”)

25 de Mayo 175

City of Buenos Aires

BOLSAS Y MERCADOS ARGENTINOS S.A. (“ByMA”)

Sarmiento 299

City of Buenos Aires

A3 MERCADOS S.A. (“A3 Mercados”)

Maipu 1210

City of Buenos Aires

Present

Ref.: Related Parties Transactions – Aerolíneas Argentinas S.A.

Dear Ladies and Gentleman,

We are writing to you in compliance with the requirements set forth in Article 2, Chapter I, Title XII of the Rules of the CNV, and the corresponding ByMA and A3 Mercados rules.

In accordance with the provisions of Article 73 of Law 26,831, we hereby inform you that the Audit Committee’s report, in which it issued its opinion in accordance with the aforementioned regulation, is available to shareholders at the company’s headquarters located at Macacha Güemes 515 in the City of Buenos Aires, in relation to the bids for the provision and supply of aviation fuel (Jet A-1) to Aerolíneas Argentinas S.A., which will be valid from October 1, 2025, to September 30, 2028, considering that the applicable terms and conditions are appropriate to the normal and customary market conditions for contracts implemented in similar transactions between independent parties.

Yours faithfully,

Margarita Chun

Market Relations Officer

YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: September 23, 2025	By:	/s/ Margarita Chun
	Name:	Margarita Chun
	Title:	Market Relations Officer

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